UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 1-8661

A. Full title of the plan:

CAPITAL ACCUMULATION PLAN OF THE CHUBB

CORPORATION

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Chubb Corporation (the “Corporation”)

15 Mountain View Road

Warren, New Jersey 07059

F I N A N C I A L   S T A T E M E N T S   A N D

S U P P L E M E N T A L   S C H E D U L E

Capital Accumulation Plan of The Chubb Corporation

Year Ended December 31, 2012

With Report of Independent Registered Public

Accounting Firm

Capital Accumulation Plan of The Chubb Corporation

Financial Statements and Supplemental Schedule

Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Capital Accumulation Plan of The Chubb Corporation

We have audited the accompanying statements of net assets available for benefits of the Capital Accumulation Plan of The Chubb Corporation as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York
June 28, 2013

Capital Accumulation Plan of The Chubb Corporation

Statements of Net Assets Available for Benefits

	December 31
	2012	2011

Assets
Investments, at fair value:
Stable value funds	$353,628,052	$348,171,360
The Chubb Corporation common stock	440,792,600	418,901,373
Mutual funds	1,103,876,341	932,742,191
Money market funds	66,454,737	64,507,126

	1,964,751,730	1,764,322,050

Receivables:
Employer contributions	382,796	25,135,210
Notes receivable from participants	25,500,004	24,023,239
Accrued interest and dividends	2,400,226	2,369,323
Due from broker	163,761	1,139,911

	28,446,787	52,667,683

Assets available for benefits reflecting investments at fair value	1,993,198,517	1,816,989,733

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(12,516,780)	(12,562,783)

Total assets	1,980,681,737	1,804,426,950

Liabilities
Accrued investment fees	70,201	67,139

Net assets available for benefits	$1,980,611,536	$1,804,359,811

The accompanying notes are an integral part of these financial statements.

Capital Accumulation Plan of The Chubb Corporation

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions
Investment income:
Realized gain on sale of mutual funds	$12,496,997
Unrealized gain on mutual funds	101,899,712
Realized gain on sale of The Chubb Corporation common stock	3,435,377
Unrealized gain on The Chubb Corporation common stock	33,591,374
Interest and dividends	45,530,434

Total investment income	196,953,894

Interest income on notes receivable from participants	1,053,411

Contributions:
Participant:
Pre-tax	55,374,555
After-tax	2,045,592
Employer	23,001,638
Rollovers	3,830,092

Total contributions	84,251,877

Transfers from other plans	49,404

Total additions	282,308,586

Deductions
Deductions from net assets attributable to:
Benefit payments	105,998,708
Defaulted (recovered) participant notes receivable, net	(6,788)
Administrative expenses	19,446
Other expenses	45,495

Total deductions	106,056,861

Net increase	176,202,321

Net assets available for benefits
Beginning of year	1,804,359,811

End of year	$1,980,611,536

The accompanying notes are an integral part of these financial statements.

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements

December 31, 2012

1. Plan Description

The following is a brief description of the Capital Accumulation Plan of The Chubb Corporation (the “Plan”). Participants should refer to the Plan document, which is maintained by the Employee Benefits Committee (the “Plan Administrator”), for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”).

Eligibility

An employee becomes eligible to participate in the Plan, and to receive employer matching contributions, on the first day of the month following completion of one full calendar month of service.

Contributions

Participants may elect to contribute pre-tax and after tax contributions, up to the maximum amount permitted by the Internal Revenue Code, but not greater than 50% of their compensation, as defined by the Plan. Effective July 1, 2008, the Company amended the Plan to provide automatic enrollment for eligible employees with initial pre-tax contributions by the employees of 4% of their compensation with an increase of 1% annually thereafter, to a maximum of 10%. Participants may also make rollover contributions from other qualified plans. The Employer matches 100% of participant contributions up to 4% of their annual compensation as defined in the Plan. Participants age 50 and older who contribute at least 4% of pre-tax pay qualify to make unmatched additional “catch-up” contributions according to the schedules and maximum amounts permitted by the Internal Revenue Code for each year.

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

1. Plan Description (continued)

Vesting

Participants are immediately and fully vested in their contributions plus actual earnings thereon. Participants in the Plan beginning January 1, 2012 become 100% vested in the Company’s matching contributions plus actual earnings thereon after three years of service. Participants prior to January 1, 2012 vest 20% in the Company’s matching contributions plus actual earnings thereon after two years of service and 100% after three years.

Forfeitures

Employees who terminate employment prior to becoming 100% vested may forfeit the nonvested portion of their account balance, plus actual earnings thereon. Forfeitures, plus earnings thereon, can be used by the Company to reduce future employer contributions and to pay administrative expenses. Participants that resume employment prior to incurring five consecutive one year breaks in service are entitled to have previously forfeited amounts restored to their account. If forfeitures for any Plan year are not sufficient to restore forfeited amounts, the Company is required to contribute the remaining balance. Forfeitures from employees for the year ended December 31, 2012 were $3,239,576, with a balance of approximately $1,258,364 available to reduce future employer contributions or to pay administrative expenses.

Participant Accounts

Contributions are invested by Fidelity Management Trust Company (the “Trustee”) according to the investment options elected by the participants and are held by the Trustee in a trust. For participants automatically enrolled, the investment option selected is the Vanguard Target Date Retirement mutual fund with a target date closest to the participant’s 65th birthday.

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

1. Plan Description (continued)

Loans

Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of a) $50,000, b) 50% of their vested account balance, or c) 50% of the participant’s annualized rate of compensation, as defined, at the time the loan is requested. Each participant can have up to two loans outstanding at any time as long as the two loans, collectively, do not exceed the maximum limits. The principal portion of the loan is repayable by check or through payroll deductions and bears interest at the prime rate, plus 1%, as determined on the last day of the month preceding the loan. As of December 31, 2012, the interest rates on outstanding loans ranged from 4% to 9.5%.

Loans that are in default are accounted for as a reduction of net assets available for benefits in the year the default occurs. As of December 31, 2012, the balance of defaulted loans approximated $304,222.

Payment of Benefits

Upon attaining the normal retirement age (65) or in certain circumstances, the attainment of age 59 1/2, a participant is entitled to his or her vested benefits in the form of a lump sum payment, an annuity or installment payments, as prescribed by the Plan. In addition, participants may withdraw funds from the Plan upon termination of employment or, subject to the approval of the Plan Administrator, participants may request a withdrawal of a portion of their balance in the case of financial hardship, as defined. If a participant dies before or after retirement or after termination, any remaining balance in his or her account is paid to his or her estate or beneficiary under any of the following payment options: (a) a lump sum, (b) installments as elected by the participant prior to death, or (c) installment payments as elected by the participant’s beneficiary.

Upon request, any lump sum distribution to a participant or his or her beneficiary from The Chubb Corporation common stock may be made in shares in lieu of cash payments.

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

1. Plan Description (continued)

Administration Expenses

Unless paid by the Company, the Trustee pays the expenses of the Plan using plan assets. For 2012 and 2011, the following expenses have been paid by the Plan: (a) brokerage costs, (b) other expenses in connection with the purchase and sale of assets by the manager of funds, (c) fees paid for asset management, and (d) certain overhead expenses directly attributable to the administration of the Plan. Qualified Domestic Relations Order (QDRO) and loan request fees, if any, are paid for by the individual participant from the participant’s account, as these fees are not paid by the Plan sponsor or the Trustee.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and financial reporting policies of the Plan are in conformity with accounting principles generally accepted in the United States of America (US GAAP).

Fair Value Measurement

The Plan’s investments are valued at fair value as of December 31, 2012 and 2011 (see Note 4) with the exception of fully benefit-responsive investment contracts, which are carried at contract value, and participant loans, which are carried at their unpaid principal balance plus any accrued but unpaid interest.

The Stable Value Portfolio (Fully Benefit-Responsive Investment Contracts)

The Plan includes investments in a stable value fund that is fully benefit-responsive. The statements of net assets available for benefits presents the fair value of the fully benefit-responsive investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of net assets available for benefits are prepared on a contract value basis.

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Fidelity Management Trust Co. acts as the manager of the Stable Value Portfolio (“SVP”).

It is the policy of the manager of the SVP to use its best efforts to maintain a stable net asset value of $1.00 per unit; however, there is no guarantee that the manager will be able to maintain this value.

The SVP is invested in short to intermediate term fixed income securities and cash equivalents represented by shares in a money market fund. In addition, the SVP includes “wrap” contracts issued by third parties and may include derivative instruments such as futures contracts and swap agreements.

A wrap contract is an agreement by a third party, such as a bank or insurance company, to make payments to a portfolio in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a stable net asset value of $1.00 per unit and to protect the portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the fair value of the underlying assets once the fair value has been totally exhausted. This could happen if a portfolio experiences significant redemptions (redemption of most of a portfolio’s units) during a time when the fair value of a portfolio’s underlying assets is below contract value, and fair value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the portfolio an amount sufficient to cover unitholder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that a portfolio pays a fee to protect against a relatively unlikely event (the redemption of most of the shares of a portfolio). Fees the SVP pays for wrap contracts are offset against interest income.

A wrap issuer may terminate a wrap contract at any time. In the event that the fair value of the SVP’s covered assets is below its contract value at the time of such termination, the manager of the SVP may elect to keep the wrap contract in place until such time as the fair value of the SVP’s covered assets is equal to its contract value, normally over the duration of the SVP’s covered assets measured at notification date.

The manager expects that a substantial percentage of the SVP’s assets to be underlying the wrap contracts, although this may change over time. Assets not underlying the wrap contracts will generally be invested in money market instruments and cash equivalents to provide necessary liquidity for participant withdrawals and exchanges.

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

To reduce exposure of the SVP to wrap credit risk, wrap contracts are diversified across multiple wrap counterparties, each agreeing to wrap a certain percentage of the covered underlying assets. The SVP’s ability to receive amounts due pursuant to these contracts is dependent upon the counterparties’ ability to meet their financial obligations (see Note 3).

The wrap contracts limit the ability of the SVP to transact at contract value upon the occurrence of certain events. Such events include the following: (i) amendments to the Plan including changes in the investment options, transfer procedures or withdrawal rights not consented to by the wrap issuer, (ii) termination of the Plan, (iii) changes to Plan’s prohibition of direct transfers from the SVP to a competing investment option, (iv) other Plan Sponsor events (e.g., divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the SVP or, (v) the failure of the plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The crediting rate, and hence the SVP’s return, may be affected by many factors, including purchases and redemptions by unitholders. The impact depends on whether the fair value of the underlying assets is higher or lower than the contract value of those assets. If the fair value of the underlying assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the underlying assets. If the fair value of underlying assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the underlying assets.

Investment Income

Purchases and sales of securities are recorded on trade dates. Gains or losses on the sale of securities are based on revalued cost. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefit payments to participants are recorded when paid.

New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

3. Investments

The following open-end wrap contracts were held by the SVP at December 31, 2012:

Wrap Contract Provider	Rating	Underlying Assets at Fair Value	Underlying Assets at Contract Value

American General Life Insurance Co.	A+	$ 56,641,513	$54,699,118
JPMorgan Chase Bank, NA	A+	80,922,350	77,942,661
Monumental Life Insurance Co.	AA-	91,494,566	88,293,628
State Street Bank & Trust Co.	AA-	88,184,117	85,038,119
The Prudential Insurance Co. of America	AA-	36,385,506	35,137,746

Total wrap contracts		$ 353,628,052	$341,111,272

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

3. Investments (continued)

The following open-end wrap contracts were held by the SVP at December 31, 2011:

Wrap Contract Provider	Rating	Underlying Assets at Fair Value	Underlying Assets at Contract Value

AIG Financial Products Corporation	A-	$ 55,367,393	$53,459,369
JPMorgan Chase Bank, NA	A+	117,216,631	112,751,106
Monumental Life Insurance Co.	AA-	89,393,504	86,292,489
State Street Bank & Trust Co.	AA-	86,193,832	83,105,613

Total wrap contracts		$ 348,171,360	$335,608,577

The following presents the individual investments that represent 5% or more of the Plan’s net assets:

	2012	2011

Stable value funds, at fair value	$353,628,052	$348,171,360
Mutual funds, at fair value:
Dodge & Cox Balanced	122,926,405	105,500,907
Spartan 500 Ind. Advan.	135,561,424	119,339,867
Fidelity Contrafund	186,036,950	159,535,759

Common Stock, at fair value:
The Chubb Corporation	440,792,600	418,901,373

At December 31, 2012 and 2011, all wrap contracts held are fully benefit responsive. The average yield and crediting rate are reflected below:

	2012	2011

Average Yield	2.03%	2.17%
Crediting Rate	1.81	2.19

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

4. Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•

Level 2 – Inputs to the valuation methodology include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in inactive markets; (c) inputs other than quoted prices that are observable for the asset or liability; and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Certain inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011:

•

Stable Value Funds: Valued at the fair values of the underlying fixed income securities and terms of the underlying investment contracts as further discussed in Note 2. Fair values for the underlying fixed income securities are determined by utilizing prices obtained from a third party, nationally recognized pricing service or, in the case of securities for which prices are not provided by a pricing service, from third party brokers.

•	The Chubb Corporation Common Stock: Valued at the closing price reported on the New York Stock Exchange (the active market on which the security is traded).

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

•	Mutual Funds: Valued based on quoted market prices, or if unavailable, directly from the fund company, representing the fair value of assets, minus liabilities.

•	Money Market Funds: Valued at cost plus accrued interest, which approximates fair value.

Assets at fair value as of December 31, 2012 are as follows:

	Level 1	Level 2	Level 3	Total

Stable value funds	$–	$353,628,052	$–	$353,628,052
The Chubb Corporation common stock	440,792,600	–	–	440,792,600
Mutual funds
Large-cap equity	204,994,621	–	–	204,994,621
Mid-cap equity	105,760,696	–	–	105,760,696
Small-cap equity	56,626,087	–	–	56,626,087
Multi-cap equity	272,883,884	–	–	272,883,884
International equity	120,917,741	–	–	120,917,741
Balanced funds	122,926,405	–	–	122,926,405
Target retirement date funds	93,558,506	–	–	93,558,506
Fixed income	126,208,401	–	–	126,208,401
Money market funds	66,454,737	–	–	66,454,737

Total assets at fair value	$1,611,123,678	$353,628,052	$–	$1,964,751,730

Assets at fair value as of December 31, 2011 are as follows:

	Level 1	Level 2	Level 3	Total

Stable value funds	$–	$348,171,360	$–	$348,171,360
The Chubb Corporation common stock	418,901,373	–	–	418,901,373
Mutual funds
Large-cap equity	178,564,008	–	–	178,564,008
Mid-cap equity	91,941,444	–	–	91,941,444
Small-cap equity	53,656,752	–	–	53,656,752
Multi-cap equity	238,187,510	–	–	238,187,510
International equity	106,098,032	–	–	106,098,032
Balanced funds	105,500,907	–	–	105,500,907
Target retirement date funds	54,041,693	–	–	54,041,693
Fixed income	104,751,845	–	–	104,751,845
Money market funds	64,507,126	–	–	64,507,126

Total assets at fair value	$1,416,150,690	$348,171,360	$–	$1,764,322,050

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

There were no transfers in or out of Level 1 or 2 during the years ended December 31, 2012 or 2011.

5. Related Party Transactions

Certain Plan investments are shares of funds managed by Fidelity Management Trust Company (“FMTC”). FMTC is the trustee as defined by the Plan and, therefore, FMTC qualifies as a party-in-interest. Fees paid to FMTC by the Plan for management and administrative services amounted to $19,446 and $42,507 for the year ended December 31, 2012 and 2011, respectively.

6. Plan Termination

While the Company has not expressed any intent to terminate the Plan, the Company reserves the right to amend, modify or terminate the Plan at any time. In the event of termination, the value of participants’ accounts will be paid in accordance with the provisions of the Plan and the provisions of ERISA.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated August 19, 2011, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated effective January 1, 2012. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan has been operating in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Capital Accumulation Plan of The Chubb Corporation

Notes to Financial Statements (continued)

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably assured that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Plan’s exposure to concentration of credit risk is limited by the diversification of investments. Additionally, the investments within each fund election are further diversified into various financial instruments, with the exception of The Chubb Corporation common stock. The Plan’s exposure to credit risk on fully benefit-responsive investment contracts is limited to the fair value of the contracts with each counterparty.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation between the statement of net assets available for benefits per the accompanying financial statements and the Form 5500:

	December 31
	2012	2011

Net assets available for benefits per Form 5500	$1,993,128,316	$1,816,922,594
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(12,516,780)	(12,562,783)

Net assets available for benefits at per financial statements	$1,980,611,536	$1,804,359,811

Supplemental Schedule

Capital Accumulation Plan of The Chubb Corporation

EIN #13-2595722 – Plan # 002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2012

(a)	(b)	(c)	(d) **	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	Cost	Current Value

	Stable Value Funds:
	JP Morgan Chase	JP Morgan Chase		$80,922,350
	AIG	American General Life Insurance Co.		56,641,513
	State Street Bank	State Street Bank & Trust Company Boston		88,184,117
	Monumental Life Insurance Company	Monumental Life Insurance Company		91,494,566
	Prudential	The Prudential Insurance Co. of America		36,385,506

	Common Stock:
*	The Chubb Corporation	Common Stock		440,792,600

	Mutual Funds:
	Dodge & Cox	Dodge & Cox Balanced		122,926,405
	T. Rowe Price	T. Rowe Price Mid Cap Growth		71,715,860
	Morgan Stanley	MSIF CP FX Inc 1		72,780,813
	Vanguard	Vanguard Value Index Inst.		69,433,197
	Janus	Janus High Yield Bond		53,427,588
	Goldman Sachs	GS Midcap Value Ins.		34,044,837
	Vanguard	Vanguard Small Growth Index Inst.		21,693,161
	Allianz	Allianz AGIC Emerging Markets Fund		30,730,428
*	Fidelity Spartan	Spartan 500 Ind. Advan.		135,561,424
*	Fidelity	Fidelity Contrafund K		186,036,950
*	Fidelity	Fidelity Diversified International K		88,188,547
*	Fidelity	Fidelity Fund K		29,534,700
*	Fidelity	Fidelity OTC K		57,312,234
	Royce	Royce Low Priced Stock IS		34,932,926
	Vanguard	Vanguard Target Retirement Income		6,736,243
	Vanguard	Vanguard Target Retirement 2010		2,507,042
	Vanguard	Vanguard Target Retirement 2015		13,669,727
	Vanguard	Vanguard Target Retirement 2020		18,636,466
	Vanguard	Vanguard Target Retirement 2025		15,373,455
	Vanguard	Vanguard Target Retirement 2030		12,170,647
	Vanguard	Vanguard Target Retirement 2035		9,179,805
	Vanguard	Vanguard Target Retirement 2040		5,781,286
	Vanguard	Vanguard Target Retirement 2045		5,216,862
	Vanguard	Vanguard Target Retirement 2050		3,298,361
	Vanguard	Vanguard Target Retirement 2055		836,797
	Vanguard	Vanguard Target Retirement 2060		151,815
	Wells Fargo	Wels Fargo Advantage Emerging Markets Fund		1,998,765

	Money Market Funds:
*	Fimm Government Port C1 I	Money Market Fund		53,024,278
*	Interest Bearing Cash	Money Market Fund		3,490,058
*	Fidelity STIF	Money Market Fund		9,940,401

	Participant loans	Interest rates from 4.00% – 9.50%		25,500,004

				$ 1,990,251,734

*	Party-in-interest to the Plan.
**	Cost not disclosed as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ACCUMULATION PLAN OF
THE CHUBB CORPORATION

By:	/s/ John W. Rowland
John W. Rowland, Interim Chairperson of the Employee Benefits Committee

Dated: June 28, 2013

EXHIBIT INDEX

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP